UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

B4MC Gold Mines, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

088861L 203

(CUSIP Number)

Carsten Jensen

Saxton Capital Ltd.

Rungstedvej 127

2960 Rungsted

Denmark +45 5134 6342

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 088861L 104	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carsten Jensen and Saxton Capital
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER Carsten Jensen: 622,777 Saxton Capital: 1,850,131
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER Carsten Jensen: 622,777 Saxton Capital: 1,850,131
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Carsten Jensen: 622,777 Saxton Capital: 1,850,131
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 088861L 104	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

The issuer is B4MC Gold Mines, Inc. (the “Company”). The title of the class of equity securities to which this Statement relates is Common Stock, par value $0.001 per share (“Shares”). The Company’s principal executive office is: 3651 Lindell Road, Suite D565, Las Vegas, NV 89103.

Item 2. Identity and Background.

(a) This Statement is being filed by Carsten Jensen and Saxton Capital (collectively, the “Reporting Person”).

(b) The Reporting Person’s business address is: Rungstedvej 127, 2960 Rungsted, Denmark.

(c) Carsten Jensen is an independent investor.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Carsten Jensen is a citizen of Denmark. Saxton Capital is an entity existing under the laws of The British Virgin Islands (BVI).

Item 3. Source or Amount of Funds or Other Consideration.

The Shares described in this Statement were issued to the Reporting Person in exchange for cash, as described in Item 4. The source of the purchase price was the Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

Through a wholly owned holding company called Ejendomsselskabet A/S af 24/6 1988 , Carsten Jensen purchased the following Shares on the following dates:

6/20/16	200,000

7/25/16	100,000

9/29/16	1,111

9/29/16	150,000

10/7/16	146,111

12/15/16	25,555

Saxton Capital purchased 150,000 Shares from an unaffiliated shareholder of the Company on December 18, 2017. On June 27, 2018, Saxton Capital was issued 1,700,131 Shares in exchange for its 100 shares of RocketFuel Blockchain Company, Inc., a Nevada corporation (“RFBC”), constituting 10% of RFBC’s outstanding shares. As part of the same transaction, the Company acquired the other 90% of RFBC’s outstanding shares through a reverse acquisition transaction. Such transaction is described in the Company’s Report on Form 8K, filed with the Securities and Exchange Commission on June 29, 2018.

Saxton Capital is wholly owned by Carsten Jensen’s mother. While Mr. Jensen does not exercise voting or dispositive control over the shares owned by Saxton Capital, and has no agreement with respect to the shares, for purposes of this filing Mr. Jensen and Saxton Capital are treating their relationship as a group.

All of such purchases were made in private transactions between the Reporting Person and other shareholders of the Company, pursuant to exemptions under the Securities Act of 1933, as amended (the “Securities Act”). None of such shares was or will be registered under the Securities Act or any state securities laws, and unless so registered, may not be reoffered or resold in the United States absent such registration or an applicable exemption therefrom, or in a transaction not subject to the registration requirements of the Securities Act of 1933 and other applicable securities laws.

CUSIP No. 088861L 104	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Statement, the Reporting Person beneficially owned 2,472,908 Shares, constituting 10.9% of the outstanding Shares. The percentage of Shares owned is based upon 22,668,416 Shares outstanding as of June 27, 2018, based on inquiry to the Company’s transfer agent.

(b) Carsten Jensen has the sole power to vote, direct the vote, dispose and direct the disposition of 622,777 of the Shares referred to in Item 5(a), and Saxton Capital has the sole power to vote, direct the vote, dispose and direct the disposition of 1,850,131 of the Shares referred to in Item 5(a).

(c) All of such shares were acquired on the dates described in Item 4 of this Schedule.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 088861L 104	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Carsten Jensen
Insert Name

/s/ John Moerk
John Moerk
Director, Saxton Capital Ltd.